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Robert F. Telewicz, Jr. Accounting Branch Chief Office of Real Estate and Commodities U.S. Securities and Exchange Commission 100 F Street, N.E., Mailstop 3233 Washington, D.C. 20549	Hamburg	Seoul
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Re:	Highlands REIT, Inc.
Form 10-K for the year ended December 31, 2016
Filed on March 27, 2017
File No. 000-55580

Dear Mr. Telewicz:

On behalf of Highlands REIT, Inc. (“Highlands”), we submit this letter in response to the comment and request for additional information contained in the letter (the “Comment Letter”) from the staff of the Office of Real Estate and Commodities (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 13, 2017. The Comment Letter relates to Highland’s Form 10-K for the year ended December 31, 2016, filed March 27, 2017.

For your convenience, we have repeated the comment of the Staff in italicized text exactly as given in the Comment Letter and set forth our response below such comment.

Staff Comment

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2016

Results of Operations, pages 39 – 42

1.	We note your results of operations only discuss a comparison of the two most recent fiscal periods ended December 31, 2016 and 2015. Please clarify your basis for not including a discussion that covers the three-year period covered by the financial statements presented pursuant to Instructions to paragraph 303(a) of Regulation S-K. Please explain and/or revise future periodic filings accordingly.

Response:

In response to the Staff’s comment, Highlands will include a discussion that covers the three-year period covered by the financial statements presented pursuant to the Instructions to paragraph 303(a) of Regulation S-K in future filings with the Commission.

*    *    *    *

Once you have had time to review our response to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (312) 876-7681.

November 27, 2017

Sincerely,

/s/ Cathy A. Birkeland
Cathy A. Birkeland of Latham & Watkins LLP

cc:	Richard Vance, Highlands REIT, Inc.

Robert J. Lange, Esq., Highlands REIT, Inc.

Joseph Giannini, Highlands REIT, Inc.